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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-25344

                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K and Form 10-KSB    [ ] Form 11-K      [ ]Form 20-F
               [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For Period Ended:          December 31, 1997
                           -----------------

[ ]      Transition Report on Form 10-K     [ ]  Transition Report on Form 10-Q
         and Form 10-KSB                         and Form 10-QSB

[ ]      Transition Report on Form 20-F     [ ]  Transition Report on Form N-SAR

[ ]      Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------

         Read instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:
                                                            -------------------
         ----------------------------------------------------------------------

                         PART I. REGISTRANT INFORMATION

Full name of Registrant: NATIONAL MEDICAL FINANCIAL SERVICES CORPORATION
                        -------------------------------------------------------
Former name if Applicable: N/A
                          -----------------------------------------------------

Address of Principal Executive Office (Street and number): 1315 Greg Street, Suite 103
City, State and Zip Code: Sparks, Nevada 89431
                                   --------------------------------------------

                        PART II. RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar


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         day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         National Medical Financial Services Corporation (the "Company") is not able to file its Annual Report on Form 10-KSB for the year ended December 31, 1997 on or prior to March 31, 1998 without unreasonable effort or expense due to unforeseen difficulties in completing its audit for the reporting period as a result of the Company retaining new auditors late in the fiscal year and the announced restructuring of the Company's operations and the related write-offs in the fourth quarter of 1997.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

    Robert W. Horner, Jr.             (702)                 356-2315
   ---------------------           -----------         ------------------
         (Name)                    (Area code)         (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The results of operations of the Company for the year ended December 31, 1997 are significantly different than the results for the year ended December 31, 1996. The differences are the result of the announced restructuring of the Company's operations for the future and resulting write-offs in the fourth quarter of 1997 (as has been previously disclosed in the Company's Form 8-K filed on February 18, 1998). It is not possible to quantitatively estimate the write-offs because the Company is still in the process of closing its books and completing the audit for the year ended December 31, 1997.

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                 NATIONAL MEDICAL FINANCIAL SERVICES CORPORATION
                -------------------------------------------------
                  (Name of Registrant as specified in charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 1998               By: /s/ ROBERT W. HORNER, JR.
                                      --------------------------
                                      Robert W. Horner, Jr.
                                      Vice President, Chief Financial Officer,
                                      Secretary and Treasurer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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